Exhibit T3E.5

Morris Publishing Group, LLC	725 Broad Street	William S. Morris III
	Augusta, GA 30901-1336	Chairman
www.morris.com

December 14, 2009
To the Creditors of Morris Publishing Group, LLC and Its Affiliated Debtors:
We are pleased to report that Morris Publishing Group, LLC (“Morris Publishing”) and its affiliated debtors and debtors in possession (collectively, the “Morris Publishing Companies”) are soliciting your acceptance of the Debtors’ Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”). For the reasons described below, we strongly urge you to vote in favor of the Plan.
This solicitation is being made in conjunction with the Morris Publishing Companies’ efforts to consummate a balance sheet restructuring (the “Restructuring”) through an out-of-court offer (the “Exchange Offer”) to acquire all outstanding 7% Senior Subordinated Notes due 2013 (collectively, the “Old Notes”) for $100 million aggregate principal amount of Floating Rate Secured Notes due 2014 (collectively, the “New Notes”). The closing of the Exchange Offer is conditioned upon, among other things, at least 99% of the aggregate principal amount of Old Notes being validly tendered and not withdrawn. In the event that the conditions to the Exchange Offer are not satisfied or waived, we will seek to file cases under chapter 11 of the Bankruptcy Code to consummate the Restructuring through confirmation of the Plan.
The Morris Publishing Companies believe that the Plan is reasonable, appropriate and in the best interests of their respective estates and creditors because, among other things, if the Exchange Offer is not successful, the Plan (a) will allow the Morris Publishing Companies to emerge from their bankruptcy cases with a stronger balance sheet, positioned for future growth; (b) provides for full payment of all claims against the Morris Publishing Companies except claims arising under the Old Notes (collectively, the “Old Notes Claims”); (c) with respect to the Old Notes Claims that are not receiving full payment, provides holders of Old Notes with New Notes that are secured by a second lien on substantially all of the Morris Publishing Companies’ assets; and (d) has the support of an ad hoc committee of holders of Old Notes (the “Ad Hoc Committee”), which is comprised of holders of more than 75% of the aggregate principal amount of outstanding Old Notes.
The following documents are contained in the attached materials:
a)	the Plan;

b)	the Offering Memorandum and Disclosure Statement for Solicitation of Acceptances of a Prepackaged Plan of Reorganization, dated December 14, 2009 (the “Disclosure Statement”); and

c)	a ballot and a return envelope, for creditors entitled to vote on the Plan.
The overall purposes of the Plan are to (a) reduce funded debt on the Morris Publishing Companies’ balance sheet to permit them to emerge from their chapter 11 cases with a viable capital structure;

(b) maximize the ultimate recoveries to all stakeholders on a fair and equitable basis; and (c) compromise or otherwise dispose of certain claims against the Morris Publishing Companies.
In particular, the Plan embodies a settlement with the Ad Hoc Committee and certain parties (collectively, the “Settlement Parties”) under which, among other things: (a) holders of Old Notes Claims will receive their pro rata share of New Notes, which will be issued upon the terms and conditions set forth in the Plan and Disclosure Statement; (b) approximately $110 million of the Morris Publishing Companies’ senior secured debt will cease to be owing as a result of transactions contemplated by a certain escrow agreement (the “Escrow Agreement”) between Morris Publishing, certain of Morris Publishing’s non-debtor affiliates, and certain holders of Old Notes Claims; (c) all classes of claims except Old Notes Claims will be unimpaired; (d) certain claims and causes of action against the Settlement Parties will be settled and released; and (e) the Morris Publishing Companies will emerge from chapter 11 as reorganized entities.
The Morris Publishing Companies believe that the Plan embodies a resolution of the claims and causes of action among the Settlement Parties that is highly favorable to all creditors (including holders of Old Notes Claims) because, among other things, a significant amount of secured claims will be satisfied through the transactions contemplated by the Escrow Agreement, thereby permitting a significant recovery for creditors that otherwise would not occur. Without the settlements embodied in the Plan, moreover, the Morris Publishing Companies believe that little or no value would be available for distribution to general unsecured creditors (including holders of Old Notes Claims).
ALL CREDITORS ENTITLED TO VOTE ON THE PLAN ARE URGED TO VOTE TO ACCEPT THE PLAN BY RETURNING BALLOTS IN ACCORDANCE WITH THE BALLOT INSTRUCTIONS. THE AD HOC COMMITTEE (WHICH, AS NOTED ABOVE, IS COMPRISED OF HOLDERS OF APPROXIMATELY 75% OF THE AGGREGATE AMOUNT OF OLD NOTES CLAIMS) INDEPENDENTLY CONCLUDED THAT THE PLAN IS IN THE BEST INTERESTS OF ITS CONSTITUENTS AND, THEREFORE, SUPPORTS THE PLAN.
For further information concerning the Plan, you are encouraged to read carefully the enclosed Disclosure Statement, as well as the Plan itself. You also should read the instructions attached to the enclosed ballot for information regarding completion and submission of the ballot. If you have any questions regarding voting procedures, you may call the Morris Publishing Companies’ tabulation agent, Kurtzman, Carson, Consultants, LLC, at (917) 639-4278. In addition, certain additional documents related to the Plan are available for review, free of charge, at the Debtors’ document website at www.morris.com/investor_relations.
PLEASE NOTE THAT, TO BE COUNTED, YOUR BALLOT MUST BE ACTUALLY RECEIVED NO LATER THAN 11:59 P.M., EASTERN TIME, ON JANUARY 12, 2010 OR SUCH OTHER DATE AND TIME IDENTIFIED ON YOUR BALLOT. WE URGE YOU TO READ THE BALLOT INSTRUCTIONS CAREFULLY BEFORE VOTING.
Sincerely yours,
/s/ William S. Morris III
William S. Morris III
Chairman
Enclosures